                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                        Alliance Resource Partners, L.P.
                                (Name of Issuer)

                                  Common Units
                        (Title and Class of Securities)

                                  01877R 10 8
                                 (CUSIP Number)

                               Thomas L. Pearson
                Senior Vice President - Law and Administration,
                         General Counsel and Secretary
                      Alliance Resource Management GP, LLC
                      1717 South Boulder Avenue, Suite 600
                             Tulsa, Oklahoma 74119

                                 (918) 295-7600
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               February 14, 2003
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-------------------------------------------------------------------------------
CUSIP NO. 01877R  10  8            13D/A                     Page 2 of 10 Pages
-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Joseph W. Craft III
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)      [ X ]
                                                                 (b)      [   ]
-------------------------------------------------------------------------------
    3       SEC USE ONLY


-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS *

            OO
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS              [  ]
            REQUIRED PURSUANT OT ITEM 2(D) OR 2(E)

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,446,343 Common Units of Alliance Resource Partners, L.P.
             ------------------------------------------------------------------
 NUMBER OF     8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY   ------------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH         1,446,343 Common Units of Alliance Resource Partners, L.P.
             ------------------------------------------------------------------
              10    SHARED DISPOSITIVE POWER

                    -0-
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,446,343 Common Units of Alliance Resource Partners, L.P.
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                  [ ]
            EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.60%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON *

            IN
-------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO. 01877R  10  8            13D/A                     Page 3 of 10 Pages
-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Alliance Resource Holdings, Inc.
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ X ]
                                                                    (b)  [   ]
-------------------------------------------------------------------------------
    3       SEC USE ONLY


-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS *

            OO
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS              [    ]
            REQUIRED PURSUANT OT ITEM 2(D) OR 2(E)

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,232,780 Common Units of Alliance Resource Partners, L.P.
             ------------------------------------------------------------------
 NUMBER OF     8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY   ------------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH         1,232,780 Common Units of Alliance Resource Partners, L.P.
             ------------------------------------------------------------------
              10    SHARED DISPOSITIVE POWER

                    -0-
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,232,780 Common Units of Alliance Resource Partners, L.P.
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                  [ ]
            EXCLUDES CERTAIN SHARES *
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.74%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON *

            CO
-------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO. 01877R  10  8           13D/A                     Page 4 of 10 Pages
-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Alliance Resource Holdings II, Inc.
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [ X ]
                                                                 (b)   [   ]
-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS *

            OO
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS            [   ]
            REQUIRED PURSUANT OT ITEM 2(D) OR 2(E)

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,232,780 Common Units of Alliance Resource Partners, L.P.
             ------------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY       -0-
   OWNED BY  ------------------------------------------------------------------
     EACH      9    SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH        1,232,780 Common Units of Alliance Resource Partners, L.P.
             ------------------------------------------------------------------
              10    SHARED DISPOSITIVE POWER

                    -0-
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,232,780 Common Units of Alliance Resource Partners, L.P.
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [ ]
            EXCLUDES CERTAIN SHARES *
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.74%

-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON *

            HC, CO
-------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO. 01877R  10  8            13D/A                     Page 5 of 10 Pages
-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Alliance Resource GP, LLC
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [ X ]
                                                                 (b)   [   ]
-------------------------------------------------------------------------------
    3       SEC USE ONLY


-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS *

            OO
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS            [    ]
            REQUIRED PURSUANT OT ITEM 2(D) OR 2(E)

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,232,780 Common Units of Alliance Resource Partners, L.P.
             ------------------------------------------------------------------
 NUMBER OF     8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY   ------------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH         1,232,780 Common Units of Alliance Resource Partners, L.P.
             ------------------------------------------------------------------
              10    SHARED DISPOSITIVE POWER

                    -0-
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,232,780 Common Units of Alliance Resource Partners, L.P.
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                  [ ]
            EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.74%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
-------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO. 01877R  10  8            13D/A                     Page 6 of 10 Pages
-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Alliance Management Holdings, LLC
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ X ]
                                                                    (b)  [   ]
-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS *

            OO

-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [    ]
            REQUIRED PURSUANT OT ITEM 2(D) OR 2(E)
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    10,921 Common Units of Alliance Resource Partners, L.P.
             ------------------------------------------------------------------
 NUMBER OF     8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY   ------------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH         10,921 Common Units of Alliance Resource Partners, L.P.
             ------------------------------------------------------------------
              10    SHARED DISPOSITIVE POWER

                    -0-
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            10,921 Common Units of Alliance Resource Partners, L.P.
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                [ ]
            EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.10%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            HC, OO
-------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO. 01877R  10  8            13D/A                     Page 7 of 10 Pages
-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            AMH II, LLC
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)   [ X ]
                                                                (b)   [   ]
-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS *

            OO
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS            [   ]
            REQUIRED PURSUANT OT ITEM 2(D) OR 2(E)
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    113,561 Common Units of Alliance Resource Partners, L.P.
             ------------------------------------------------------------------
 NUMBER OF     8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY   ------------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH         113,561 Common Units of Alliance Resource Partners, L.P.
             ------------------------------------------------------------------
              10    SHARED DISPOSITIVE POWER

                    -0-
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            113,561 Common Units of Alliance Resource Partners, L.P.
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [ ]
            EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.99%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            HC, OO
-------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS
-------------------------------------------------------------------------------

                        AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1 to Schedule 13D (the "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on May 21, 2002 (the "Schedule 13D"), which relates to the beneficial ownership by the Reporting Persons (as defined below) of the common units (the "Common Units") of Alliance Resource Partners, L.P., a Delaware limited partnership (the "Partnership"). Unless set forth below, all previous Items of the Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

         This Amendment is being filed by Joseph W. Craft III ("Craft"), Alliance Resource Holdings, Inc. ("Holdings"), Alliance Resource Holdings II, Inc. ("ARH-II"), Alliance Resource GP, LLC (the "SGP"), Alliance Management Holdings, LLC ("AMH"), and AMH II, LLC ("AMH-II") (collectively, the "Reporting Persons") pursuant to their Joint Filing Agreement (incorporated herein by reference to Exhibit D to the Schedule 13D). This Amendment is being filed to disclose the decrease in the percentage of beneficial ownership of Common Units by the Reporting Persons resulting from the public offering of Common Units by the Partnership on February 14, 2003. Consequently, the Schedule 13D is amended and supplemented as follows:

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         (a) There were 11,481,262 Common Units outstanding as of April 7, 2003. Craft is deemed to be the beneficial owner of 1,446,343 Common Units, which constitute approximately 12.60% of the total issued and outstanding Common Units issued and outstanding as of April 7, 2003. As indicated in Item 3 of the Schedule 13D, Craft expressly disclaims beneficial ownership of 13,500 Common Units of the Partnership held by a private foundation for which he serves as trustee. Holdings is deemed to be the beneficial owner of 1,232,780 Common Units, which constitute approximately 10.74% of the total issued and outstanding Common Units issued and outstanding as of April 7, 2003. ARH-II is deemed to be the beneficial owner of 1,232,780 Common Units, which constitute approximately 10.74% of the total issued and outstanding Common Units issued and outstanding as of April 7, 2003. The SGP is deemed to be the beneficial owner of 1,232,780 Common Units, which constitute approximately 10.74% of the total issued and outstanding Common Units issued and outstanding as of April 7, 2003. AMH is deemed to be the beneficial owner of 10,921 Common Units, which constitute approximately 0.10% of the total issued and outstanding Common Units issued and outstanding as of April 7, 2003. AMH-II is deemed to be the beneficial owner of 113,561 Common Units, which constitute approximately 0.99% of the total issued and outstanding Common Units issued and outstanding as of April 7, 2003. The SGP also holds 6,422,531 subordinated limited partnership interests in the Partnership, which may be converted into an equal number of Common Units upon satisfaction of the conditions as described in the Registration Statement on Form S-1 (333-78845), incorporated herein by reference.

         (b) The number of Common Units as to which there is sole power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover pages of this Amendment, and such information is incorporated herein by reference.

         (c) The Reporting Persons have not acquired any Common Units of the Partnership during the past sixty days, other than the purchases reported herein.

         (d) The Reporting Persons have the right to receive distributions from, and the proceeds of sale of, the Common Units reported by such persons on the cover pages of this Amendment.

         (e)      Not applicable.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit A   Registration Statement on Form S-1 filed May 20, 1999 for
            Alliance Resource Partners, L.P. (333-78845) incorporated herein by reference.

Exhibit B   Security and Pledge Agreement, dated as of May 8, 2002 by and among AMH-II, the MGP, ARH-II, Holdings, the Management Investors as identified therein, The Beacon Group Energy Investment Fund,
            L.P., MPC Partners, LP and three individuals as "Sellers" identified therein, and JPMorgan Chase Bank, as collateral agent, incorporated herein by reference to exhibit 99.2 of Alliance
            Resource Partners, L.P.'s Current Report on Form 8-K, dated May 9,
            2002.

Exhibit C   Form of Promissory Note made by Holdings, dated as of May 8, 2002 incorporated herein by reference to exhibit 99.3 of Alliance
            Resource Partners, L.P.'s Current Report on Form 8-K dated May 9,
            2002.

Exhibit D   Joint Filing Agreement, dated May 20, 2002 incorporated herein by reference to Exhibit D of the Schedule 13D.

Exhibit E   Promissory Note made by AMH and Security and Pledge Agreement, dated May 8, 2002 by and between AMH and Holdings incorporated herein by reference to Exhibit E of the Schedule 13D.

Exhibit F   Promissory Note made by AMH-II and Security and Pledge Agreement, dated May 8, 2002 by and between AMH-II and Holdings incorporated herein by reference to Exhibit F of the Schedule 13D.

SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:        April 7, 2003


                     By:      /s/ Joseph W. Craft III
                              -----------------------------------------
                     Name: Joseph W. Craft III


                     ALLIANCE RESOURCE HOLDINGS, INC.

                     By:      /s/ Thomas L. Pearson
                              ---------------------------------------
                     Name: Thomas L. Pearson
                     Title: Senior Vice President - Law and Administration, General Counsel and Secretary


                     ALLIANCE RESOURCE HOLDINGS II, INC.

                     By:      /s/ Thomas L. Pearson
                              ---------------------------------------
                     Name: Thomas L. Pearson
                     Title:   Secretary


                     ALLIANCE RESOURCE GP, LLC

                     By:      /s/ Thomas L. Pearson
                              ---------------------------------------
                     Name: Thomas L. Pearson
                     Title: Senior Vice President - Law and Administration, General Counsel and Secretary


                     ALLIANCE MANAGEMENT HOLDINGS, LLC

                     By:      /s/ Thomas L. Pearson
                              ---------------------------------------
                     Name: Thomas L. Pearson
                     Title:   Secretary


                     AMH II, LLC

                     By:      /s/ Thomas L. Pearson
                              ---------------------------------------
                     Name: Thomas L. Pearson
                     Title:   Secretary